MOTORSHIELD, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

MOTORSHIELD, INC
TABLE OF CONTENTS
DECEMBER 31, 2023 AND 2022

Leon Boroda, CPA

Quan L. Holm, CPA

BORODA HOLM
A Professional Corporation
Certified Public Accountants
15760 Ventura Boulevard, Suite 1030
Encino California 91436-3095
Tel: (818) 905-9550   Fax: (818) 905-9548

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Board of Directors and Stockholders
Motorshield, Inc
Dallas, TX

We have reviewed the accompanying financial statements of Motorshield, Inc (a C Corporation), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, retained earnings, and cash flow for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this include the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Motorshield, Inc (a C Corporation) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Leon Boroda, CPA

Quan L. Holm, CPA

BORODA HOLM

A Professional Corporation

Certified Public Accountants

15760 Ventura Boulevard, Suite 1030

Encino California 91436-3095

Tel: (818) 905-9550   Fax: (818) 905-9548

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. We have not audited the supplementary information and do not express an opinion on such information.

BORODA HOLM

August 16, 2024

Encino, CA

MOTORSHIELD, INC
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

ASSETS

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 124,125	$ 276,986
Accounts receivable	20,857	15,697
Inventory	137,662	208,994
TOTAL CURRENT ASSETS	282,644	501,677
PROPERTY AND EQUIPMENT		
Auto and trucks	52,351	52,351
Machinery and equipment	13,200	13,200
Total	65,551	65,551
Accumulated depreciation	(24,381)	(4,598)
NET PROPERTY AND EQUIPMENT	41,170	60,953
OTHER ASSETS		
Due from Naneon, Inc	535,222	447,577
Due from SnapGuard Solutions, Inc	272,818	100,000
Trademark	7,100	7,100
TOTAL OTHER ASSETS	815,140	554,677
TOTAL ASSETS	$ 1,138,954	$ 1,117,307

See independent accountants' review report and notes to financial statements.

MOTORSHIELD, INC
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

LIABILITIES AND STOCKHOLDERS' EQUITY

	2023	2022
CURRENT LIABILITIES		
Accounts payable	$ 2,142	$ 23,247
Accrued expenses	43	6,309
TOTAL CURRENT LIABILITIES	2,185	29,556
LONG-TERM LIABILITIES		
Shareholders' loan	150,385	129,420
Loan payable - Automobile	42,332	46,305
Loan payable - Goldman Sachs	97,203	-
Loan payable - SBA	846,078	841,300
TOTAL LONG-TERM LIABILITIES	1,135,998	1,017,025
STOCKHOLDERS' EQUITY		
Retained earnings (Accumulated deficits)	771	70,726
TOTAL STOCKHOLDERS' EQUITY	771	70,726
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,138,954	$ 1,117,307

See independent accountants' review report and notes to financial statements.

MOTORSHIELD, INC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	%	2022	%
NET SALES	$ 1,483,035	100.0%	$ 1,275,170	100.0%
COST OF GOODS SOLD				
Beginning inventory	208,994	14.1%	273,439	21.4%
Purchases	246,127	16.6%	164,362	12.9%
Freight	125,976	8.5%	118,421	9.3%
Rebate and fees	212,219	14.3%	175,049	13.7%
Less: ending inventory	(137,662)	-9.3%	(208,994)	-16.4%
COST OF GOODS SOLD	655,654	44.2%	522,277	41.0%
GROSS PROFIT	827,381	55.8%	752,893	59.0%
OPERATING EXPENSES	816,307	55.0%	876,150	68.7%
OPERATING INCOME (LOSS)	11,074	0.7%	(123,257)	-9.7%
OTHER INCOME (EXPENSES)				
Interest expenses	(61,247)	-4.1%	(1,444)	-0.1%
Depreciation	(19,782)	-1.3%	(4,598)	-0.4%
TOTAL OTHER INCOME (EXPENSES)	(81,029)	-5.5%	(6,042)	-0.5%
INCOME (LOSS) BEFORE TAX	(69,955)	-4.7%	(129,299)	-10.1%
INCOME TAX EXPENSE	-	0.0%	-	0.0%
NET INCOME (LOSS)	$ (69,955)	-4.7%	$ (129,299)	-10.1%

See independent accountants' review report and notes to financial statements.

MOTORSHIELD, INC
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock	Retained Earnings	Total
Beginning Balance, December 31, 2021	$ -	$ 200,025	$ 200,025
Contribution	-	-	-
Net income (loss)	-	(129,299)	(129,299)
Distribution	-	-	-
Ending Balance, December 31, 2022	$ -	$ 70,726	$ 70,726
Beginning Balance, December 31, 2022	$ -	$ 70,726	$ 70,726
Contribution	-	-	-
Net income (loss)	-	(69,955)	(69,955)
Distribution	-	-	-
Ending Balance, December 31, 2023	$ -	$ 771	$ 771

See independent accountants' review report and notes to financial statements.

MOTORSHIELD, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (69,955)	$ (129,299)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization expense	19,782	4,598
(Increase) decrease in assets:		
Accounts receivable	(5,160)	(11,646)
Inventory	71,332	64,445
Increase (decrease) in liabilities:		
Accounts payable	(21,103)	(8,914)
Accrued expenses and other liabilities	(6,265)	(75,008)
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(11,369)	(155,824)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	-	(65,551)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(65,551)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds (repayments) of loans to/from affiliates	(260,465)	(292,176)
Proceeds (repayments) of loan payable	98,009	638,663
Proceeds (repayments) of shareholders' loan payable	20,965	41,158
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(141,491)	387,645
NET INCREASE (DECREASE) IN CASH	(152,860)	166,270
CASH AT BEGINNING OF YEARS	276,986	110,716
CASH AT END OF YEARS	$ 124,126	$ 276,986
CASH PAID DURING THE YEARS FOR:		
Interest	$ 61,247	$ 1,444
Income tax	$ -	$ -

See independent accountants' review report and notes to financial statements.

NOTE 1. DESCRIPTION OF BUSINESS

Motorshield, Inc (the Company), a Delaware corporation, is a premium sports manufacturer providing advanced ceramic coatings for motorsport vehicles. The Company first started its business on February 25, 2016 in the State of California. In December 2021, the Company moved its operation to the State of Texas.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States ("GAAP"), applied on a consistent basis.

Change in accounting principle
In February 2016, the financial Accounting Standards Board ("FASB") accounting Codification ("ASC") 842, Leases ("ASC 842"), which is a comprehensive new lease standard that supersedes previous lease guideline. The new lease guidance requires a lessee recognition of a right-of-use asset and a lease liability for operating leases. The Company adopted ASC 842, with a date of initial application of January 1, 2022, by applying the modified retrospective transition approach and using the addition (and optional) transition method provided by ASC 842. There was no cumulative effect adjustment to the Company's retained earnings as of January 1, 2022. Comparative information has not been restated and continues to be reported under the accounting standards in effect for the prior period.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates made by management include useful lives of property and equipment. Accordingly, actual results may differ from those estimates.

Cash and Cash Equivalents
For purposes of the balance sheets and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. At December 31, 2023, management believes that the carrying amount of cash equivalents approximates fair value because of the short maturity of these financial instruments.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimated made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. As of December 31, 2023, management of the Company considered all accounts to be collectible; accordingly, no allowance for doubtful accounts has been recorded.

Inventory

Inventory primarily consists of raw material, working in progress, finished goods, and packaging supplies. Inventories are stated at the lower of cost or market, using FIFO (first-in, first-out) method of valuation. Cost of inventories is based on a moving average of recent purchases plus an allocation of labor, overhead, and packaging costs. Market is based upon the current replacement cost (by purchase or by reproduction), provided that market does not exceed net realizable value or fall below net realizable value reduced by an allowance for an approximately normal gross profit.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

Building and improvement	10 to 40 years
Leasehold improvements	Term of the leases
Furniture and fixtures	5 to 7 years
Machinery and equipment	5 to 7 years

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carry value of the assets may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the assets to future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the year ended December 31, 2023, there were no events or changes in circumstance indicating that the carrying amount of any long-lived assets may not be recoverable.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash equivalents included investments in money market securities and securities backed by U.S. government. At times such amount may exceed F.D.I.C. limits. The Company's cash management and investment policies restrict investment to low risk, high liquid securities and perform ongoing evaluations of the relative credit standing of the financial institution with which it deals.

Revenue Recognition

The Company recognizes revenue when the sales prices is fixed or determinable, collection is reasonably assured and the customer takes possession of the merchandise, or in the case of services, the services has been provided. Revenue exclude sales tax collected. Revenue from merchandise sales and services is reported net of sales returns, which include an estimate of future returns based on historical return rates, with a corresponding reduction to cost of sales.

Income Taxes

The Company is a C Corporation for income tax purposes. The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss and tax credit carry forwards.

Income taxes are recognized for the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets are recognized for the future tax consequences of transactions that have been recognized in the Company's financial statements or tax returns. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Accounting principles generally accepted in the United States of America require the Company to evaluate tax positions that more likely than not to be sustained upon examination by the Internal Revenue Service. The management has analyzed that tax position taken by the Company, and has concluded that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operation or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2023. The Company is subject to routine audits by taxing jurisdictions' however, there are currently no audits for any tax periods in progress.

The Company's policy is to classify income tax related interest and penalties in interest expenses and other expenses, respectively.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company accounts for its assets and liabilities under accounting standards of fair value measurement. Under these standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Accounting standards for fair value measurement establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes that use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – input to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – input to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying values of the Company's non-financial instruments approximate fair value due to their short maturities (i.e., accounts receivable, other assets, accounts payable and other liabilities), or the nature and terms of the obligations (i.e., line of credit).

NOTE 4. ACCRUED EXPENSES

Accrued expenses include sales tax and other miscellaneous accruals.

NOTE 5. INCOME TAXES

Income tax expense was comprised of the following for years ended December 31, 2023 and 2022:

	2023	2022
Current provision		
Federal	$ -	$ -
State	-	-
Under (Over) provision from prior year	-	-
Total current provision	-	-
Deferred provision	-	-
Total	$ -	$ -

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. At December 31, 2023 and 2022, the Company has approximately $14,002 and $189,985 of federal net operating losses. Based on the available objective evidence, management believes it is unlikely that the net deferred tax assets will be fully realizable. According, the Company provided for a full valuation allowance against its net deferred tax assets.

	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 2,940	$ 39,897
Less: Valuation allowance	(2,940)	(39,897)
Total deferred income tax assets	0	(0)
Deferred tax liabilities	-	-
Net deferred income tax assets	$ 0	$ (0)

NOTE 6.   FINANCIAL AGREEMENT

In October 2022, the Company has a $853,900 Economic Injury Disaster Loan with the U.S. Small Business Administration with a 30 years term with interest rate of 3.75% annum. No pre-payment penalty or fees, and borrower may make payment if they choose to do so. As of December 31, 2023, the outstanding loan balance is $846,078.

On November 15, 2022, the Company has a $52,376 automobile loan with Yu Ting Huang with a 48 months term and interest rate of 6% annum. As of December 31, 2023, the outstanding loan balance is $42,332.

The Company has a line of credit with Goldman Sachs with a credit limit of $100,000 and interest rate of 10.99%. As of December 31, 2023, the outstanding loan balance is $97,203.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company has related party transactions with affiliate companies: Naneon, Inc., SnapGuard Solutions, Inc., NanoflowX, Inc., and Nexo Electronics, Inc. The related party transactions include but are not limited to inter-company loans, and inter-company revenues.

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated the effects of events that have occurred subsequent to December 31, 2023 through August 16, 2024, the date on which the financial statements were available to be issued. During this period, there have been no material events that would require recognition or disclosure in the financial statements.

MOTORSHIELD, INC
SCHEDULE I - OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	%	2022	%
Advertising	$ 283,517	19.1%	$ 217,870	17.1%
Auto and truck	5,674	0.4%	5,354	0.4%
Bad debt	7,302	0.5%	855	0.1%
Bank service charges	3,384	0.2%	1,628	0.1%
Computer expenses	4,328	0.3%	2,582	0.2%
Donations	338	0.0%	267	0.0%
Dues and subscription	2,596	0.2%	12,739	1.0%
Engineering cost	-	0.0%	1,750	0.1%
Insurance	3,100	0.2%	754	0.1%
Meals	3,711	0.3%	11,764	0.9%
Office expenses	-	0.0%	25	0.0%
Outside services	298,859	20.2%	254,501	20.0%
Payroll expenses	41,986	2.8%	121,146	9.5%
Payroll taxes	3,212	0.2%	32,798	2.6%
Payroll processing fee	6,606	0.4%	47,539	3.7%
Rent	43,201	2.9%	-	0.0%
Repairs and maintenance	3,639	0.2%	4,518	0.4%
Professional fees	4,745	0.3%	20,474	1.6%
Supplies	4,598	0.3%	60,664	4.8%
Tax and licenses	6,026	0.4%	18,928	1.5%
Telephone	2,414	0.2%	6,167	0.5%
Sales expenses	77,108	5.2%	48,144	3.8%
Utilities	9,963	0.7%	5,683	0.4%
TOTAL OPERATING EXPENSES	**$ 816,307**	**55.0%**	**$ 876,150**	**68.7%**

See independent accountants' review report on supplementary information.